Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at January 31, 2015.

As at January 31, 2015
(in millions of Canadian dollars)

Subordinated Debt	4,964

Total Equity
Preferred Shares(1)	3,040
Common Shares	12,373
Contributed Surplus	303
Retained Earnings	17,489
Accumulated Other Comprehensive Income	4,112

Total Shareholders’ Equity	37,317
Non-controlling Interest in Subsidiaries	483

Total Equity	37,800

Total Capitalization	42,764

Notes:

(1)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 13, 14, 15, 16, 17, 23, 25, 27, 29 and 31. For more information on the classification of Preferred Shares, please refer to Note 10 of the unaudited interim consolidated financial statements of Bank of Montreal for the quarter ended January 31, 2015.